1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 8, 2009

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F V Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/8/2009 By /s/ Chitung Liu
Chitung Liu
Chief Financial Officer

Exhibit

Exhibit Description

99.1	Announcement on 2009/1/8: The Company’s impairment of assets by applying ROC SFAS No. 34

99.2	Announcement on 2009/1/8: Represent subsidiary TLC Capital Corp. to announce the impairment of assets by applying ROC SFAS No. 34

99.3	Announcement on 2009/1/8: Represent subsidiary FVC Corp. to announce the impairment of assets by applying ROC SFAS No. 34

Exhibit 99.1

The Company’s impairment of assets by applying ROC SFAS No. 34&ROC SFAS No. 35

1.Date of occurrence of the event: 2009/01/08

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) The global financial crisis has weakened Taiwan’s security markets along with overall semiconductor industry demand. Following the impairment test pursuant to ROC SFAS No. 34, the company has decided to recognize an other-than-temporary impairment loss, totaling approximately NTD2.82billion. Within this figure includes an NTD1.62 billion loss from holdings of Epistar Corp, and NTD1 billion loss from holdings of Mega Financial.

(2) The company, following the impairment test pursuant to ROC SFAS No. 35, has decided to recognize a loss on goodwill and idle assets of NTD3.75 billion and NTD320 million, respectively.

(3) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(4) All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.2

Represent subsidiary TLC Capital Corp. to announce the impairment of assets by applying ROC SFAS No. 34

1.Date of occurrence of the event: 2009/01/08

2.Company name: TLC Capital Corp.

3.Relationship to the Company (please enter “head office” or” affiliate company”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) Following the impairment test pursuant to ROC SFAS No. 34, the company has decided to recognize an other-than-temporary impairment loss, totalling approximately NTD2.06 billion. Within this figure includes an NTD840 million loss from holdings of Epistar Corp. and an NTD200 million loss from holdings of RECHI Precision Co.

(2) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(3) All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.3

Represent subsidiary FVC Corp. to announce the impairment of assets by applying ROC SFAS No. 34

1.Date of occurrence of the event: 2009/01/08

2.Company name: Fortune Venture Capital Corp.

3.Relationship to the Company (please enter “head office” or” affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) Following the impairment test pursuant to ROC SFAS No. 34, the company has decided to recognize an other-than-temporary impairment loss, totalling approximately NTD660 million. Within this figure includes an NTD360 million loss from holdings of Epistar Corp.

(2) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(3) All figures are unaudited, and have not yet been reviewed by an independent accountant.